

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

John Fei Zeng
Chief Financial Officer
UP Fintech Holding Ltd.
18/F, Grandyvic Building, No. 1 Building,
No. 16 Taiyanggong Middle Road
Chaoyang District, Beijing, 100020
People's Republic of China

> **Re: UP Fintech Holding Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38833**

Dear John Fei Zeng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Sara von Althann, Esq.